October 22, 2018

Gunnar Wiedenfels
Chief Financial Officer
Discovery, Inc.
One Discovery Place
Silver Spring, MD 20910

       Re: Discovery, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 28, 2018
           File No. 001-34177

Dear Mr. Wiedenfels:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    Stephanie Marks